Caterpillar Inc.
510 Lake Cook Rd
Deerfield, IL 60015

August 4, 2021

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in Caterpillar Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that Caterpillar Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed with the Securities and Exchange Commission on August 4, 2021.

Sincerely,

/s/ Suzette M. Long___________________
Suzette M. Long
Chief Legal Officer and General Counsel